United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of AUGUST 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

NATUZZI RECEIVED DELISTING NOTICE FROM NYSE

Santeramo in Colle, Bari, Italy – August 27, 2026 – On August 26, 2026, Natuzzi S.p.A. (the “Company”) received written notice from the New York Stock Exchange (the “NYSE”) that the NYSE suspended trading in, and has determined to commence proceedings to delist, the Company’s American Depositary Shares (“ADSs”) (ticker symbol NTZ) from the NYSE. These proceedings are the result of the Company’s failure to comply with the continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization over a consecutive 30 trading-day period of at least US$15 million for its ADSs.

The Company is carefully reviewing the NYSE determination and is evaluating all available options, including its right to appeal the decision in accordance with the applicable NYSE procedures. The Company intends to take all appropriate steps to protect the interests of its shareholders and preserve access to the U.S. capital markets

If the Company elects not to appeal or the appeal is rejected, then the delisting would become effective 10 days after the filing by the NYSE of Form 25 with the Securities and Exchange Commission (“SEC”).

The NYSE suspension of trading in, and delisting of, the Company’s ADSs is involuntary and an automatic process with no applicable cure period. These actions will not affect the Company’s business operations, its strategic priorities and the ability to continue implementing its turnaround program, nor are they expected to alter the rights of the ADS holders, which remain unchanged. The Company does not currently intend to terminate its ADS facility. In case of delisting from the NYSE, the Company’s ADSs are expected to be traded in the over-the-counter market or any successor or alternative trading venue, although no assurance can be given that an active market will be maintained for the ADSs.

In case of delisting of its ADSs from the NYSE, the Company will evaluate whether to file a Form 15 with the SEC to deregister its ADSs and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that the Company’s securities are held by fewer than 300 holders of record at the time of filing. The Company’s obligation to file certain reports under the Exchange Act, including Forms 20-F and 6-K, would be immediately suspended as of the day the Form 15 is filed with the SEC. However, in order to maintain a transparent and timely communication with its shareholders and the investment community, the Company currently intends to continue to prepare and make publicly available an English version of its annual consolidated financial statements, and such other periodic information as the Company may determine. The deregistration of the Company’s ADSs, if any, would become effective 90 days after the date the Form 15 is filed with the SEC, subject to the right to object by the SEC.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2026, Natuzzi distributes its collections worldwide through a global retail network of 552 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39.342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39.331.6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	August 27, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi